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October 25, 2021
Board of Trustees Guggenheim Enhanced Equity Income Fund 227 West Monroe Street Chicago, Illinois 60606
Board of Trustees Guggenheim Strategic Opportunities Fund 227 West Monroe Street Chicago, Illinois 60606

Dear Ladies and Gentlemen:
You have requested our opinion regarding certain federal income tax consequences to Guggenheim Enhanced Equity Income Fund (“Acquired Fund”), a Delaware statutory trust, and to Guggenheim Strategic Opportunities Fund (“Acquiring Fund”), also a Delaware statutory trust, in connection with the merger of the Acquired Fund with and into the Acquiring Fund, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 21, 2021, executed by the Acquiring Fund and the Acquired Fund, with the Acquiring Fund being the surviving entity and holders of common shares of beneficial interest in the Acquired Fund (the “Acquired Fund Shareholders”) receiving, in cancellation of their Acquired Fund shares, solely common shares of beneficial interest in the Acquiring Fund (the “Merger”).
For purposes of this opinion, we have examined and relied upon (1) the Merger Agreement, (2) the Registration Statement, (3) facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.
This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.  This opinion is conditioned upon the Merger taking place in the manner described in the Merger Agreement.
Based upon the foregoing, it is our opinion that for federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.
We express no opinion as to the federal income tax consequences of the Merger except as expressly set forth above, or as to any transaction except those consummated in accordance with the Merger Agreement.  Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Merger to Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.
Very truly yours,
 /s/ Dechert LLP